EXHIBIT 99.2

Alvotech Q1 2026 Financial Results

REYKJAVIK, Iceland, May 06, 2026 (GLOBE NEWSWIRE) --

Alvotech (NASDAQ US: ALVO, ICELAND: ALVO, STOCKHOLM: ALVO SDB)

Financial Highlights

A supplemental long‑form earnings release providing additional operational details and business update for Q1 2026 is available at: https://investors.alvotech.com/earnings-calendar under “Q1 2026 Earnings Call”. The supplemental document is provided solely for reference and is not part of this SEC Form 6‑K. The Form 6‑K should not be read together with, or construed as referring to, the supplemental long‑form release.

Q1 2026 Highlights

  Total revenues1 were $105.9m compared to $132.8m in the same period last year
  Adjusted EBITDA1 was $24.4m with Gross Margin of 57%

  Post-period end:
  Submitted a Marketing Authorization Application to the European Medicines Agency for AVT16 and AVT80, proposed biosimilars to Entyvio® (vedolizumab)
  Commenced a pivotal efficacy and safety study for AVT29 for Eylea HD® in support of a submission in the US in 2028
  Entered into a strategic manufacturing agreement with FUJIFILM Biotechnologies, establishing a U.S.-based second source of commercial supply

Comments by Lisa Graver, CEO:

“During the quarter, we continued to execute across multiple strategic priorities, including progressing the FDA resubmission process, expanding our commercial portfolio, advancing high-value pipeline programmes, and further strengthening our manufacturing platform.

“In recent months, we have implemented several important improvements across our quality systems and operations. Importantly, we have deliberately taken additional time to substantially de-risk future operational and regulatory disruption and to ensure that when we resubmit to the FDA, we do so with a package that fully addresses the agency’s requirements and supports the long-term growth and value of the company.

“Both revenues and EBITDA were impacted in the quarter by a slowdown in production related to these facility improvements. We expect a recovery in product revenues as normal operations resume.

“Commercially, we continue to see strong underlying demand for biosimilars across our marketed portfolio, including continued momentum for our Humira biosimilar in the U.S. market.

“At the same time, we advanced several important pipeline programmes, including a marketing submission to the European Medicines Agency for our proposed biosimilar to Entyvio, and continued progress with our programme for high-dose Eylea, where the first patients have now been enrolled in a pivotal clinical study.

“In addition, we have today announced a strategic manufacturing agreement with FUJIFILM Biotechnologies covering multiple products in our portfolio. This is an important step to further strengthen and diversify our manufacturing network that supports the next phase of commercial launches.

“We remain highly focused on resubmitting our BLAs pending approval with the U.S. FDA in the second quarter. Actions taken since last year strengthen not only the packages for resubmission but also our operational platform more broadly, supporting future pipeline execution. With these improvements, we believe the company is well positioned for its next phase of growth.”

Outlook for 2026

Management anticipates total revenues to be in the range of $650-$700 million and adjusted EBITDA to be in the range of $180-220 million in 2026. The lower end of the revenue range assumes no revenues from new launches into the U.S. market in 2026.

Invitation to Q1 2026 management presentation:

Join us to listen to the live audio webcast at 8:00 AM EST (12:00 GMT, 13:00 CET) on Thursday, May 7, 2026.

The audio webcast will be accessible via the following link:
https://edge.media-server.com/mmc/p/ppckxq33

To participate via telephone in the Q&A session, please register using this link to obtain your PIN:
https://register-conf.media-server.com/register/BIdfe56c21c8d448efb09f3c30405bb00d

Presentation slides for the webcast and other materials are available under “Q1 2026 Earnings Call” at: https://investors.alvotech.com/earnings-calendar

For further information, please contact:

Media – alvotech.media@alvotech.com
Benedikt Stefansson
Sarah MacLeod

Investors - alvotech.ir@alvotech.com
Dr. Balaji V Prasad
Benedikt Stefansson

The information was submitted for publication through the agency of the contact persons.

Financial calendar:

Annual or interim results will be released on the dates specified below, after the close of U.S. markets. An earnings call is held on the following day, after release of the results. Please note that all dates are subject to change.

Quarter	Date of release	Date of earnings call
Q2 2026	August 19, 2026	August 20, 2026
Q3 2026	November 11, 2026	November 12, 2026
Q4 2026	March 10, 2027	March 11, 2027

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

Non IFRS Financial Measures

This Presentation may include projections of certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, Adjusted Revenues, EBITDA and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

1 Figures are adjusted to exclude items that are not indicative of our ongoing operating performance. See disclaimer on ‘Non IFRS Financial Measures’ at the end of this press release. As a foreign private issuer, Alvotech is not required to, and does not, prepare or file quarterly financial statements under IFRS or with the SEC. The financial information included in this Form 6-K reflects management’s current estimates and is presented for the purpose of providing an interim business update.